February 25, 2006


Office of the Chairman
Intrepid Holdings, Inc.
3200 Wilcrest, Suite 575
Houston, TX 77042


Mr. Chairman:

Please accept this letter as notification of my immediate resignation from the Board of Directors of Intrepid Holdings. Additionally I hereby resign the chairmanship of Intrepid's audit committee. I appreciated the opportunity to serve Intrepid and its shareholders.

I look forward to assisting the company in its future endeavors.

Sincerely,

/s/ Jonathan Gilchrist
----------------------
Jonathan Gilchrist

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